Exhibit 99.4

USER GUIDE - HYBRID MEETING To start This year, the meeting will take place in-person and virtually. You will be able to participate in-person and online using your smartphone, tablet or computer. Both online and in-person, you will be able to ask questions and submit your votes in real time. Alive webcast of the meeting, will be provided for those joining virtually. You may also provide voting instructions before the meeting by completing the Form of Proxy or Voting Information Form that has been provided to you. Important Notice for Non-Registered Holders Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy may attend as guests but will not be able to vote. If you are a non-registered holder and wish to attend and participate at the meeting, you should carefully follow the instructions set out on your voting instruction form and in the management information circular relating to the meeting.in order to appoint and register yourself as proxy. otherwise you will be required to login as a guest To participate in person On arrival at the Meeting, all shareholders and appointees entitled to vote will be required to register. To vote, you can sign-in with your own personal device. If you do not wish to use your personal device, other means of voting can be provided. If you have already voted by proxy, you will still be able to vote at the Meeting, and your vote on the day of the Meeting will replace your vote by proxy. To participate online LUMI Make sure the browser on your device is compatible. You will need the latest version of Chrome, Safari, Edge, or Firefox. Internet Explorer is not supported. Using your smartphone, tablet or computer, go to the following address: Meeting Access meetings.lumiconnect.com/400-741-191-694 You will need the following information to log in: Meeting ID 400-741-191-694 Registered Shareholders Password bmo2025 The 15-digit control number listed on your form of proxy. Appointed Proxy The 4-alpha character code provided by the transfer agent as your username Caution Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for your meeting. If you are experiencing any difficulty connecting or watching the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization. Registered Shareholders and Appointed Proxy Select “I have a login”. Guests Select “I am a guest” and fill in the form Registered Shareholders Enter the control number listed on your form of proxy and the password above. Appointed Proxy Enter the control number or username provided by the transfer agent and the password above. XLUMI XLUMI

POWERED BY X LUMI BROADCAST On a computer, the broadcast will appear on the right side of the page. To watch the stream in ful screen, click the icon in the top night corner. On a mobile device, select the broadcast button which appears at the bottom of the screen. Press play to listen to the Meeting. You must have audio enabled on your device and the stream unmuted. VOTE Once voting has opened, the voting tab will appear on the navigation bar at the left or bottom of your screen, The resolutions and voting choices will then be displayed. After you vote a message confirming “vote received” will appear. Your vote can be changed by simply clicking the other option. If you wish to cancel your vole, please press “Cancel” QUESTIONS Questions can be submitted at any time during the Meeting. To submit a question, select the messaging tab. Type your message within the text box at the top of the messaging screen and then click the send button. DOCUMENTS You can access the Meeting documents by clicking on the document tab. To watch the meeting, press on the broadcast icon. On a computer, the broadcast will appear automatically at the right-side once the meeting has started. LUMI Once logged in, you will see the home page, where you can access the meeting information, documents and the broadcast. Voting Once voting has opened, the voting tab will appear. The resolutions and voting choices will be displayed in that tab. To vote, select one of the voting options. Your choice will be highlighted. A confirmation message will also appear to show your vote has been received. X LUMI The voted on 1 of 2 Resolution 1 For-Vote reced For Against Withhold 0 0 Questions To ask a question, select the messaging tab. Type your question within the box at the top of the screen and click the send arrow. Questions sent via the Lumi AGM online platform will be moderated before being sent to the Chair. To ask a question verbally instead, send your phone number and subject in the messaging tab. The Lumi platform will dial you in the conference. Please mute your computer and listen to the meeting on your phone only. This will prevent any delay or feedback from occurring. When called upon to ask your question, you will be unmuted. The number of resolutions for which you have voted, or not yet voted, is displayed at the top of the screen. You can change your votes until the end of the voting period by simply selecting another choice. Cancel Resolution 2 Select choice to send For Against Withheld Cancel You will continue to hear the meeting proceedings. To return to the broadcast tab on mobile, tap on the broadcast button after having voted. XLUMI Messaging ALL MESSAGES What is your suck on the market in the coming clear LUMI